

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2015

<u>Via E-mail</u>
Russell L. Gordon
Chief Financial Officer
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, OH 44258

  Re: **RPM International Inc.**
     Form 10-K for the Fiscal Year Ended May 31, 2014
     Filed August 14, 2014
     Form 10-Q for the Period Ended November 31, 2014
     Filed January 7, 2015
     File No. 1-14187

Dear Mr. Gordon:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended May 31, 2014</u>

<u>Exhibit 13.1</u>

<u>Note Q – Segment Information, page 69</u>

1. Your segment footnote disclosure makes reference to various products and services within each reportable segment including, but not limited to, construction chemicals, roofing systems, nail care enamels, caulks, and adhesives. Please refer to ASC 280-10-50-40 and tell us how you considered reporting the amount of revenues from external customers for each of these products and services.

Form 10-Q for the Period Ended November 30, 2014

Note 2 – Specialty Products Holding Corp., page 7

2. You disclose on page nine that in the third quarter of fiscal 2015, you concluded it was possible that $347.5 million of unremitted foreign earnings could be repatriated in the U.S. in the foreseeable future to fund the trust contributions related to asbestos claimants. Please explain to us how you determined that this conclusion was reached during the third quarter of fiscal 2015. We note that in a Form 8-K filed on July 28, 2015, you announced that you reached an agreement in principal about the plan to fund a trust for the benefit of current and future asbestos personal injury claimants. You also indicated in that Form 8-K that you expected the consummation of the bankruptcy plan by the end of fiscal 2015. Please explain how you planned to fund the initial $450 million payment to the trust at the time you filed that Form 8-K and how those plans changed up until the time you filed your Form 10-Q for the period ended November 30, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies and Estimates, page 25

3. In your Form 8-K filed on January 7, 2015, your CEO indicated that in your industrial segment, you "do not see a near-term turnaround in the European economies and expect continued strengthening of the U.S. dollar to continue negatively impacting results on translation". Additionally, we note that the challenging European environment led, in part, to a reduction of your diluted EPS guidance for the remainder of fiscal 2015. In light of these factors, please tell us how you considered ASC 350-20-35-30 in determining the need for an interim goodwill impairment evaluation for your reporting units most affected by the European economic environment as of November 30, 2014.

Results of Operations, page 33

4. In your January 7, 2015 earnings call, your CEO described underperforming small project paints, caulks, and sealants and patch repair products as one of three "major areas that impacted" your second quarter performance. He also indicated that the Kirker fingernail enamel business experienced various temporary challenges which resulted in a "significant negative impact" to your net income. Despite being characterized as major drivers of your second quarter results, none of challenges faced by these product groups appear to have been specifically described in your MD&A for the three and six month periods ended November 30, 2014. Please provide draft disclosure to be included in future filings that improves transparency for investors about the specific products and services that had the most significant impact on your results for the periods presented.

Six Months Ended November 30, 2014, page 34

5. Your discussion of gross profit margin on page 35 indicates that unfavorable product mix, unfavorable foreign exchange and higher raw material costs all resulted in a decline in your consolidated gross profit margin for the six months ended November 30, 2014. Where multiple factors impact the changes in your results of operations between periods presented, the impact of each factor should be separately quantified where possible. Please provide draft disclosure to be included in future filings that quantifies the impact of each factor and more fully describes which products contributed to the decline in gross profit margin during the periods presented.

6. You disclose on page 35 that warranty expense for the six months ended November 30, 2014 increased by approximately $2.7 million from the comparable prior year period and that it is typical for warranty expense to fluctuate from period to period. We also note from your warranty accrual rollforward on page 19 that deduction from the accrual were nearly $20 million during the six months ended November 30, 2014, representing a 65% increase over the comparable prior year period. Please tell us the nature of any specific issues that caused this increase in warranty claims activity. If applicable, please also tell us the scope of the specific warranty issues and how long you anticipate this higher level of warranty claims activity to continue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or me at (202) 551-3854 if you have questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant